UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
OCT 0 4 2005
WASH. D.C.
199
SECTION



05068150

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number 1-32186

P.E. 9/30/05

YM BioSciences Inc.
(Translation of registrant's name into English)

Suite 400, Building 11
5045 Orbitor Drive
Mississauga, Ontario
Canada L4W 4Y4
(*Address of principal executive offices*)



PROCESSED
OCT 0 6 2005
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the document filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By: 

Name: Len Vernon
Title: Director, Finance and Administration

Date: October 3, 2005

EXHIBIT INDEX

Exhibit	Description
99.1	2005 Annual Report

EXHIBIT 99.1

cancer challenging it

YM BioSciences is the cancer product development company.

AeroLEF™

Cancer Pain
1,600,000 patients in US

Hormone Sensitive Prostate Cancer
232,100 new US cases/year

Hormone Refractory Prostate Cancer

Tesmilifene enhances the [illegible]
chemotherapy where it is [illegible]

chemotherapy+



tesmilifene

cancer

Tesmilifene is a small molecule chemopotentiator effective in enhancing all known classes of chemotherapies currently used to treat cancer. Tesmilifene has been used to treat more than 650 patients in nine clinical trials.

Trial	Status	Cancer Indication	Results/Progress	Details
"DEC" Pivotal Phase III Tesmilifene combined with epirubicin and cyclophosphamide	Ongoing	**Metastatic & Recurrent Breast**	**Initiated March 2004** **Completing enrolment of 700 patients September 2005** **First interim analysis prospectively mid-2006**	Special Protocol Assessment with the FDA Sequential Analysis permits filing for approval on interim analysis results
"MA.19" Phase III Tesmilifene combined with doxorubicin	Completed	**Metastatic & Recurrent Breast**	**Median Survival: doxorubicin + tesmilifene: 23.6 months doxorubicin alone: 15.6 months** **Median Survival (rapidly progressing disease): doxorubicin + tesmilifene: 29.7 months doxorubicin alone: 12.2 months**	Conducted by National Cancer Institute of Canada Data published at ASCO 2005
Phase III	Planned	**Hormone Refractory Prostate**		Sponsorship proposed by the South West Oncology Group, a National Cancer Institute cooperative group
Phase II Tesmilifene combined with mitoxantrone and prednisone	Completed	**Hormone Refractory Prostate**	**> 50% decrease in PSA in 78% of patients** **> 85% of patients achieved objective pain response**	Supportive of further trials
Phase II Tesmilifene combined with Taxotere	Cleared for initiation	**Metastatic & Recurrent Breast**	**Proposed for calendar Q4 – 2005**	
Phase II	Planned	**Gastric (Stomach)**	**Initiation expected calendar Q1/2006**	Development partner: Shin Poong Pharmaceutical Company (Seoul, South Korea)

enrolment nearing completion for 700 patient pivotal trial

resulted in a >50% increase in survival


radiation+


Nimotuzumab significantly increases the survival benefit of cancer patients undergoing radiation therapy.
nimotuzumab
cancer

Nimotuzumab (also known as TheraCIM h-R3) is a humanized monoclonal antibody targeting the EGF receptor. In previous clinical trials in head and neck cancer and nasopharyngeal cancer, nimotuzumab has been shown to significantly improve the therapeutic effects of radiation. Through YM and its development partners nimotuzumab is undergoing a robust clinical program targeting a range of cancer indications.

A key competitive advantage for nimotuzumab is that, throughout its clinical trial history, it has not produced the toxicity profile (rash or severe diarrhea) common to other drugs targeting the tyrosine kinase pathway. Nimotuzumab has been designated an Orphan Drug in the U.S. and the EU for the treatment of brain cancer.

Trial	Status	Cancer Indication	Results/Progress	Details
Pivotal Phase III	In development	**Brain Cancer in Children**		Development partner: Oncoscience AG
Pivotal Phase III	In development	**Brain Cancer in Adults**		Development partner: Oncoscience AG
Phase II Randomised Nimotuzumab + radiation vs. radiation alone	Initiating	**Non-Small Cell Lung**	**CTA approved (Canada)** **Enrolment to begin in calendar Q4, 2005**	Development partner: Kuhnil Pharma, Korea
Phase II	Underway	**Metastatic Pancreatic**	**Initiated November 2004** **Results expected in 2005 or early 2006**	Development partner: Oncoscience AG
Phase II Nimotuzumab monotherapy	Completed	**Brain Cancer in Children**	**35.3% overall response**	Development partner: Oncoscience AG
Pivotal Phase II Randomised Nimotuzumab + radiation vs. radiation alone	Completed	**Nasopharyngeal**	**Nimotuzumab + radiation: 90.6% complete responses** **Radiation alone: 51.5% complete responses**	Resulted in approval for nimotuzumab in China
Phase II	Completed	**Brain Cancer in Adults**	**87.5% of patients achieved disease stabilization or an objective response**	Data presented at ASCO 2005
Phase II Nimotuzumab combined with radiation	Completed	**Head & Neck**	**Doubled the historical complete response rate to radiation (71% complete response)**	Results published in Journal of Clinical Oncology, May 1, 2004

pivotal phase III brain cancer trial proposed for Europe

reported a

90.6%

complete response


AeroLEF™ is a unique inhalation-delivered
formulation of fentanyl, an opioid 80x more
potent than morphine, for the treatment of
acute pain including cancer pain.

fentanyl+



AeroLEF™

cancer

AeroLEF™ is the only product designed to meet the unique dosing needs of the individual providing real-time, patient-directed pain relief. Using DELEX's proprietary Rapid Onset Sustained Effect (ROSE-DS) formulation technology, AeroLEF™ provides rapid onset of analgesia and sustained relief by delivering both free and liposome-encapsulated fentanyl to patients via the pulmonary route. Fentanyl is an extensively prescribed opioid drug that is used to treat chronic and acute pain. However, currently available fentanyl-based products suffer the shortcomings of either rigid dosing or an inadequate balance between speed of onset and duration of analgesia. AeroLEF™ addresses both problems.

Target Markets – Acute pain including: cancer pain, post-surgical pain, back pain, pain from osteoporosis, etc.

Estimates for patients that suffer acute pain approximate 40 million in the U.S.A. including 1.6 million patients suffering from cancer pain. Patients who are treated with extended-duration products (such as Duragesic®) suffer an average of two breakthrough episodes of acute pain each day.

Trial	Status	Pain Indication	Results/Progress	Details
Phase IIb Randomised	Cleared for Initiation	**Severe to moderate post-surgical pain**	**Initiation expected in calendar Q4 2005** **CTA approved by Health Canada**	Trial will include six to eight clinical sites and enroll approximately 120 patients
Phase IIa	Completed	**Severe to moderate post-surgical pain**	**95% of patients successfully used AeroLEF™ to self-administer fentanyl and achieve pain relief** **Rapid onset (median time to first perceptible effect: 2.7 minutes)** **Sustained effect (average time to subsequent dosing: 3.7 hours)**	Conducted at two clinical sites in Canada

phase IIb trial cleared for initiation in 2005

95%

achieved relief from pain

Letter to Shareholders

Dear Shareholders,

Fiscal 2005 was a year of intense activity and accomplishment at YM BioSciences. During these twelve months, we continued our track record of achievement delivering on a broad list of clinical and corporate milestones. Our stated goals in our last annual report were to have pivotal trials underway in calendar 2005 for both tesmilifene and nimotuzumab, to complete enrolment for our 700 patient pivotal tesmilifene trial in Q3 2005, and to expand the revenue potential of our lead drugs by targeting additional cancer indications and geographical markets.

I am pleased to report that we are on track to achieve all of these goals, that furthermore we significantly expanded our pipeline through our acquisition of DELEX and its late stage product, and that we are continuing to maintain this momentum as we enter 2006.

YM BioSciences is in the business of developing products that benefit patients with cancer and is solutions-oriented. Cancer is one of the world's most devastating diseases affecting all of us or our families and ultimately killing one in four of us. Our strategy is to seek out, acquire rights to, and advance a diverse portfolio of products that target various facets of cancer through various means, reducing risk through this diversification and increasing our prospects for success. Uniquely, our pipeline is principally built on product candidates that have demonstrated the ability to enhance the effects of existing treatments.

Our primary focus during fiscal 2005 was to ensure the rapid enrolment of our pivotal Phase III trial for tesmilifene in metastatic or recurrent breast cancer. We, in fact, are on track to complete enrolment for this trial in September 2005, accomplishing this task with unrivaled speed. Since our initiation of this trial in March 2004, we have provided a monthly update of enrolment through a chart posted on our website, reflecting our commitment to transparency to our shareholders. The final enrolment chart is also included on pg. 56 of this report and is a testament to the expert execution by our clinical group.

Our pivotal trial is subject to a Special Protocol Assessment (SPA) from the FDA and has the endpoint of demonstrating an increase in overall survival where our drug, tesmilifene, is added to a standard-of-care chemotherapy. In a previous Phase III study in patients with metastatic and recurrent breast cancer, the combination resulted in a greater than 50% increase in survival compared with chemotherapy alone. The current trial is focused on women with rapidly progressing disease, an enriched sub-group that demonstrated an even greater than 50% improvement in survival in the previous trial. We expect the first of three planned interim analyses of patient data will occur in mid-2006 and, should this analysis reveal a similar difference in survival to the previous trial in the arm combining tesmilifene with chempotherapy, we will be in position to submit the data for FDA approval in late 2006 or early 2007.

Beyond this pivotal trial, we continued to expand the market potential for tesmilifene. During the year we were cleared to commence a trial combining tesmilifene with Taxotere in metastatic and recurrent breast cancer. Our objective is to confirm previous clinical evidence that tesmilifene enhances the survival effects of this class of chemotherapy, in addition to anthracyclines, as previous research suggests. We also worked to extend the eventual label for tesmilifene, partnering with the Shin Poong Pharmaceutical Company of Seoul, South Korea to expand the development program for tesmilifene into gastric cancer, a significant disease in East Asian populations. This resourceful strategy has allowed us to pursue a broader clinical program where costs are offset through partners while YM retains full rights for the rest of the world markets. In the 2005-2006 fiscal year we expect to continue to broaden the label for tesmilifene with pancreatic and hepatic cancers as prime targets. If tesmilifene is demonstrated successful in the current trial it is expected to become a drug of considerable importance to the treatment of many cancers given the benefit it adds to treatment and its relatively benign side-effect profile.

No less impressive than the progress we made with tesmilifene, our second drug, nimotuzumab, also made significant advances during the year. Nimotuzumab (also known as TheraCIM) is a monoclonal antibody targeting the EGF receptor – a target of significant commercial interest for cancer drug developers. A number of clinical trials have demonstrated the ability of our drug to significantly increase the reported survival benefit of cancer patients undergoing radiation therapy. Nimotuzumab has also demonstrated clinical benefit as a monotherapy and is unique in its class because it has repeatedly been shown to not produce the emotionally and physically debilitating side-effects of rash and severe diarrhea suffered by patients treated with the other drugs in this class, some of which already generate significant revenue.

During fiscal 2005, numerous milestones were achieved in the development of nimotuzumab:

- In August 2004, our antibody received EU Orphan Drug Designation for the treatment of glioma and in November 2004, U.S. Orphan Drug Designation for glioma was granted by the FDA.
- In November 2004, our European development partner Oncoscience AG initiated a rolling Phase I/II trial for the drug in patients with metastatic pancreatic cancer. This trial is enrolling 60 patients who have failed first-line treatment with chemotherapy, with results of the first portion of the trial anticipated in the coming months.
- In December 2004, a trial conducted by the Chinese licensee in patients diagnosed with squamous cell nasopharyngeal carcinoma who were treated with nimotuzumab combined with radiotherapy produced a 91% Complete Response Rate compared to 52% for patients treated with radiation alone (a 75% improvement) leading to the drug being approved in that country. (The licensor for China is CIMAB S.A. from which YM holds its license that covers most of the major drug market territories.)
- In February 2005, a Phase II trial conducted by Oncoscience AG in children with brain cancer, where nimotuzumab was delivered as a monotherapy, produced an overall response rate of 35.3%. Of the patients who derived clinical benefit, the majority were diagnosed with pontine glioma - a form of the disease that is particularly aggressive and generally untreatable. These data were presented at the European High Grade Glioma Conference also in February 2005.
- In March 2005, the FDA issued an IND for the use of nimotuzumab as a monotherapy for the treatment of a child with advanced glioma under an investigator-sponsored trial, possibly opening the door for future clinical studies in the U.S.
- In May 2005, CIMAB S.A., disclosed results of an open label Phase I/II trial in high-grade malignant glioma tumors in an adult population utilizing nimotuzumab in combination with radiation. In a poster accepted for presentation at the annual meeting of the American Society of Clinical Oncology (ASCO) four of 24 patients achieved a stage categorized as "Complete Response" (CR) and 21 patients achieved disease stabilization, a stage categorized as an "Objective Response" (OR).
- In June 2005, we further expanded the development program for nimotuzumab by partnering with Kuhnil Pharmaceutical Company of Seoul, South Korea to develop the drug for specific populations of patients with non-small cell lung cancer (NSCLC). Subsequent to the end of the fiscal year, Health Canada cleared our Clinical Trial Application (CTA) for the multi-center Phase I/II NSCLC trial, which will compare the effects of the combination of nimotuzumab with radiation against radiation alone in patients with stage IIB and III disease who are found to be insufficiently fit to tolerate the standard-of-care chemotherapy or who are not amenable to treatment with curative intent. The NSCLC trial will be initiated in Canada and extended to Korea.

As is evident from this list, nimotuzumab is undergoing an extensive multinational clinical program addressing a diverse and important range of cancer indications. This program again reflects the creative strategies we are using to generate clinical data through partnering efforts and by targeting orphan and orphan-like markets largely ignored by our competitors, thereby minimizing costs, encouraging support from regulators, and maximizing market potential.

As tesmilifene and nimotuzumab move through pivotal trials we must also ensure that we continuously manage the life cycle of our business model by adding new products for development. In May 2005, we further enhanced our product portfolio by acquiring DELEX Therapeutics, a private company that has a platform technology for the delivery of liposome-encapsulated drugs via inhalation, a process that is expected to enhance rapidity of onset of effect and extend duration of benefit of drugs. DELEX's lead product is AeroLEF™, a proprietary formulation of the free and liposome-encapsulated fentanyl. Fentanyl is an established opioid, 80 times more potent than morphine, that is prescribed for the treatment of severe and moderate acute pain including cancer pain, a market where the prevalence of patients suffering from cancer pain exceeds the incidence of cancers.

YM has received clearance to initiate a Phase IIb efficacy trial for AeroLEF™ which follows the completion, this past fiscal year, of a Phase IIa trial for the treatment of acute pain in post-surgical patients. In the Phase IIa trial, AeroLEF™ demonstrated that patients could successfully use the product to self-administer fentanyl, rapidly achieving pain relief and maintaining that relief for an extended period. This self-administrative process is unique in the delivery of opioids and differentiates this approach from others, all of which deliver fixed doses. The emergent recognition that pain intensity largely differs with each occurrence in any patient and differs in intensity between patients has validated the DELEX approach which appears to be the only one able to deliver the different and appropriate amount of analgesia on each recurrence. If the planned trial is successful, current plans are to initiate a Phase III in 2006.

We also continued to develop Norelin™, our anti-cancer vaccine targeting the gonadotropin releasing hormone (GnRH). In May, we successfully completed a proof-of-concept study in men with hormone-dependent prostate cancer (HDPC) showing that the majority of patients with HDPC treated with Norelin™ developed antibodies to GnRH, demonstrating that Norelin™ can elicit an immunological response. This data is sufficiently compelling to warrant taking this drug forward into larger trials which we are currently planning. Furthering our life-cycle management strategy, we also acquired a portfolio of earlier stage, but unique, chemopotentiating small molecules from the University of Saskatchewan subsequent to the end of the fiscal year and are planning next steps for these compounds.

We continue to build on the fundamentals of YM BioSciences' business – the development of multiple approaches to cancer and its effects on patients. It is our view that the successful companies will be those with varied and multiple products for the treatment of patients with cancer, reducing risk to shareholders and enhancing the effects of treatment for those patients. Through our clinical activity, we have showcased our ability to deliver on our milestones. In fiscal 2005, we also demonstrated our ability to broaden our shareholder base and increase our exposure to the investment community by obtaining a listing for our shares on the American Stock Exchange (AMEX) and completing a "bought-deal" financing for gross proceeds of more than $20 million. As our business model is demonstrably repeatable, access to capital is a key factor supporting our growth.

On behalf of the Board of Directors and staff at YM BioSciences, I would like to thank our shareholders for their ongoing support. We are delighted by the progress we made in fiscal 2005 and, with so much clinical activity underway and with the prospect of having data from our lead trial and the possibility of launching one or more pivotal trials in 2006, we are very much looking forward to the year ahead.

Sincerely,



David G.P. Allan,
Chairman and CEO

Management's Discussion and Analysis

Management's Discussion and Analysis

This discussion and analysis should be read in conjunction with the consolidated financial statements for the fiscal years ended June 30, 2005 and June 30, 2004 and the notes thereto. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in note 12 to the audited consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This management's discussion and analysis (MD&A) contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risks and Uncertainties".

NATURE OF OPERATIONS

The Corporation is a licensing and development company engaged in the commercialization of drug products and technologies from original research. The Corporation evaluates drug projects, technologies and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Corporation expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and progressing them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Corporation has rights.

The Corporation will incur expenditures either directly or, pursuant to agreements with certain partners, on behalf of joint ventures. These will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products. The Corporation does not currently intend to establish its own manufacturing or marketing infrastructure for the licensed products or any additional products for which licensing rights are obtained, although the Corporation may participate in ownership of manufacturing facilities if appropriate opportunities are available.

ACQUISITION OF DELEX

In May 2005, the Corporation completed the acquisition of DELEX Therapeutics Inc. ("DELEX") for share consideration of approximately $10 million plus additional amounts payable on the achievement of specific milestones. DELEX is a private clinical stage biotechnology company developing inhalation delivered fentanyl products to treat cancer pain. The acquisition was accounted for using the purchase method of accounting.

The purchase consideration of approximately $10 million excludes contingent consideration based on the achievement of certain milestones related to the DELEX technology. The Corporation has issued 2,777,778 common shares to escrow pending the achievement of four milestones which include the achievement of certain regulatory, clinical and licensing goals. On receipt of United States regulatory approval to market a product using DELEX's technology, the Corporation will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former DELEX shareholders.

The purchase price allocation resulted in $5.8 million of identifiable intangible assets, represented by patents and in-process research and development technology that will be amortized over their useful lives of seven years. The assets, liabilities, revenue and expenses of DELEX have been included in the consolidated financial statements of the Corporation from May 2, 2005, the completion date of the acquisition.

SELECTED ANNUAL INFORMATION

	Year Ended June 30, 2005[1]	Year Ended June 30, 2004[1]	Year Ended June 30, 2003[1]
Licensing revenue	**$ 748,020**	$ –	$ –
Interest income	**703,873**	347,187	273,232
Expenses:			
General and administrative	**6,314,357**	3,610,848	1,936,364
Licensing and product development	**10,981,950**	5,066,569	3,965,385
Loss for the period	**15,859,295**	7,691,898	7,440,675
Deficit, beginning of period, as restated[1]	**44,319,267**	36,470,665	28,969,893
Deficit, end of period	**$ 60,751,894**	$ 44,319,267	$ 36,470,665
Basic and diluted loss per common share	**$ 0.47**	$ 0.36	$ 0.56
Total Assets	**$ 38,199,891**	$ 20,882,792	$ 8,649,842

(1) Canadian GAAP requires the Corporation to expense the fair value of stock options awarded to employees beginning in July 2004 and to apply this policy retroactively. See Critical Accounting Policies and Estimates – Stock-based compensation.

RESULTS OF OPERATIONS

Fiscal Year Ended June 30, 2005 Compared To Fiscal Year Ended June 30, 2004

Revenue is from out-licensing and comes from the July 2004 agreement signed with Tarcanta Inc. (a subsidiary of Cancervax Corporation) with respect to products relating to HER-1 and TGFa and from a January 2005 agreement with Shin Poong Pharmaceutical Co., Ltd. to which the Corporation licensed the commercial rights for tesmilifene for the South Korean market. Interest income in fiscal 2005 is higher than the previous year due mainly to higher average cash balances in fiscal 2005 as a result of financing activities.

Licensing and product development expenses increased this year due to progression of the tesmilifene Phase III clinical trial, increased out-licensing activity, and the inclusion of DELEX results for two months. Costs related to the Phase III clinical trial in patients with metastatic and recurrent breast cancer totaled about $7,250,000, an increase of approximately $4,000,000 over last year. Other costs related to tesmilifene increased by approximately $1,100,000 this year over last. DELEX was acquired on May 2, 2005 and the costs incurred since that date of approximately $550,000 have been included; they relate to the development of the AeroLEF™ technology for treatment of pain. The increased activity associated with out-licensing represented an increase in expenses over last year of approximately $400,000.

Management's Discussion and Analysis

General and administrative expenses increased in 2005 over 2004 due to higher stock-based compensation expense ($1,685,240 versus $510,375 last year), increased investor-related expenses (approximately $670,000 over last year) and the cost of obtaining and maintaining a listing on AMEX (approximately $600,000). The Corporation's stock began trading on AMEX on October 1, 2004.

Fiscal Year Ended June 30, 2004 Compared To Fiscal Year Ended June 30, 2003

The loss for the fiscal year ended June 30, 2004 was $7,691,898 compared to $7,440,675 for the fiscal year ended June 30, 2003. The carrying cost of marketable securities was written down by $1,812,158 to market value at June 30, 2003 and the disposal of marketable securities in fiscal 2004 resulted in a gain on sale of $638,332.

During the fiscal year ended June 30, 2004 the Corporation funded licensing and product development activities totaling $5,066,569, an increase of $1,101,184 from the prior year. The increase in expenditures related to the Phase III trial of tesmilifene in metastatic and recurrent breast cancer was partly offset by a reduction in expenditures for nimotuzumab and the EGF vaccine. Development of the EGF vaccine was stopped in the first quarter of fiscal 2003 with approximately $260,000 spent in that year as compared with nothing spent in fiscal 2004. Also, there was approximately $940,000 less spent on nimotuzumab in fiscal 2004 because less was spent on clinical trials, manufacturing, and patents than in fiscal 2003. Offsetting these reductions and reduction in other development costs were the expenditures totaling approximately $2,900,000 related to the large Phase III trial of tesmilifene that began in fiscal 2004.

The general and administrative expenses for the fiscal year ended June 30, 2004 totaled $3,610,848, compared to $1,936,364 for the prior year. The major increases occurred in travel, legal & audit, and investor-related expenses as a result of increased public reporting requirements and activities relating to increasing exposure to the US capital markets and pursuing the listing of our securities on a US stock exchange.

SUMMARY OF QUARTERLY RESULTS

	AS PREVIOUSLY REPORTED			RESTATED	
	Revenue	Net Loss[1]	Basic and diluted loss per Common Share[1]	Net Loss[1]	Basic and diluted loss per Common Share[1]
June 30, 2005	$ 258,787	$ 6,482,670	$ 0.18		
March 31, 2005	$ 203,108	$ 4,277,762	$ 0.12		
December 31, 2004	$ 521,524	$ 2,830,164	$ 0.08		
September 30, 2004	$ 468,474	$ 2,268,699	$ 0.08		
June 30, 2004	$ 121,983	$ 3,139,056	$ 0.10	$ 3,316,194	$ 0.12
March 31, 2004	$ 120,441	$ 2,107,232	$ 0.09	$ 2,264,464	$ 0.10
December 31, 2003	$ 53,156	$ 1,099,260	$ 0.06	$ 1,275,168	$ 0.07
September 30, 2003	$ 51,607	$ 779,826	$ 0.04	$ 836,072	$ 0.05

[1] Canadian GAAP requires the Corporation to expense the fair value of stock options awarded to employees beginning in July 2004 and to apply this policy retroactively. Accordingly, the net loss and loss per share above have been restated. See "Critical Accounting Policies and Estimates – Stock-based compensation."

Fourth Quarter – Three-Month Period Ended June 30, 2005 Compared To The Three-Month Period Ended June 30, 2004

Out-licensing revenue for the quarter ended June 30, 2005 was $51,693 (zero in 2004). Interest income was $207,094 for the quarter as compared to $121,984 for the same quarter last year principally due to higher average cash balances this year than last.

Total expenditures for the quarter ended June 30, 2005 were $6,852,405 compared to $3,408,633 for the same period last year. Licensing and product development expenses were $4,541,695 for the quarter compared to $1,932,423 for the same quarter a year ago. This year includes an increase in expenditures for tesmilifene of approximately $2,330,000 principally for the Phase III clinical trial in metastatic and recurrent breast cancer that commenced in March 2004. General and administrative expenses for the quarter were $2,310,709 up from $1,476,210 for the same period in the prior year, principally due to increased investor-related expenses and the cost of maintaining the listing on AMEX. The Corporation's stock began trading on AMEX on October 1, 2004.

Net loss for the three months ended June 30, 2005 was $6,482,670, up from $3,316,194 for the same period last year because of the increase in product development expenditures.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Corporation has financed the evaluation, licensing and further development of its licensed products as well as the evaluation of prospective products principally through equity issuances. Since the Corporation does not have net earnings from its operations, the Corporation's long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of these will depend substantially on results of the product development programs.

The Corporation's cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

In June 2002, the Corporation raised $11.5 million ($15 million gross) through the issuance of 3,750,000 Class B Preferred Shares, Series 1. This public offering resulted in these Class B Preferred Shares being listed on the TSX and AIM. On June 12, 2003 all the preferred shares were converted to common shares. On that date, all the common shares became listed on the TSX and AIM.

On December 15, 2003 the Corporation completed the sale of 10,895,658 special warrants for total gross proceeds of $19,067,402 (net $16,077,287) by means of a private placement financing.

On September 30, 2004, the Corporation completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net $18,972,307). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of the Corporation at a price of $3.75 at any time up to 36 months following the closing. As part of the compensation for their services, the Corporation issued warrants to the underwriters entitling the holders to purchase 462,211 units at the offering price for a period of 36 months after the date of issue.

On September 29, 2004 the Corporation's registration statement on Form 20-F was declared effective by the Securities and Exchange Commission thereby registering the Corporation's common shares in the United States. The Corporation's common shares began trading on the American Stock Exchange on October 1, 2004. On November 2, 2004 the Corporation filed a continuous registration statement on Form F-1 (and have kept it current) to register the sale, from time to time, by certain US shareholders of certain securities issued to US purchasers in connection with the December 2003 and September 2004 financings.

As a consequence of the May 2005 share acquisition of DELEX the Corporation acquired $10.4 million in net assets that included cash, net of DELEX debentures paid at closing, of $3.8 million and additional working capital of $0.6 million.

As at June 30, 2005 the Corporation had cash and short-term deposits totaling $30,568,845 and payables and accrued liabilities totaling $3,825,615 compared to $20,387,858 and $1,163,711 respectively at June 30, 2004.

Management's Discussion and Analysis

As of June 30, 2005, the only determinable future payments were those related to operating lease obligations, which payments are set forth below.

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating Leases (Expires: January 2008)	$ 195,896	$ 101,700	$ 94,196	–	–

In addition, as of June 30, 2005, the Corporation was party to certain licensing agreements that require the Corporation to pay a proportion of any fees that the Corporation may receive from sublicensees. The amounts of such fees are not known.

On March 10, 2004, the Corporation entered into a Clinical Research Services Agreement with Pharm-Olam International, Ltd. ("POI") to conduct a Phase III clinical trial with tesmilifene in metastatic and recurrent breast cancer. POI in turn is contracted with others to perform services and to recruit and treat patients. The contract with POI is payable over the term of the trial and payments due are dependent on the number of patients recruited, number of countries trials are conducted in, the length of time over which the clinical trials are to be conducted and the time for completion of all Phase III clinical trials. The Corporation is liable for certain payments of clinical services costs, data management costs and pass through costs.

In December 2004, the Corporation entered into a similar contract relating to a pharmacokenetic clinical trial of tesmilifene, involving 30 patients at two sites, at an expected cost of £194,527 ($448,000). Either party may cancel the contract with 30 days' notice; in which case, the Corporation would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price.

In June 2005, the Corporation entered into a similar contract relating to a pharmacokenetic clinical trial of tesmilifene, involving 30 patients at two sites, at an expected cost of £344,000 ($756,000). Either party may cancel the contract with 30 days' notice; in which case, the Corporation would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price.

The Corporation has entered into contracts for pre-clinical and other studies totaling approximately $935,000 of which approximately $230,000 had been paid to June 30, 2005.

The Corporation plans to continue the clinical development of tesmilifene and nimotuzumab. There are also ongoing activities directed at licensing commercial rights for tesmilifene and nimotuzumab. The Corporation anticipates that it has sufficient cash to support its current development program to beyond December 2006.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Corporation is not aware of any material trends related to the Corporation's business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective purchasers should give careful consideration to the risk factors contained under "Risk Factors" in the Prospectus dated February 12, 2004. These risk factors include: (i) the Corporation being in an early stage of development; (ii) the Corporation's lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Corporation to obtain, protect and use patents and other proprietary rights; (v) the Corporation's dependence on collaborative partners; (vi) the uncertain ability of the Corporation to keep abreast of rapid technological change; (vii) the inability of the Corporation to succeed against competition; (viii) the Corporation's lack of manufacturing experience; (ix) the Corporation's reliance on key personnel; (x) product liability and the Corporation's ability to maintain insurance; (xi) the Corporation's possible inability to maintain licenses; (xii) the Corporation's reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has certain arrangements with its subsidiaries that have an effect or may have a future effect on the Corporation's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in that there is no assurance that funds advanced to these subsidiaries will be reimbursed. The arrangements are described in notes 1, 7 and 13 of the financial statements. The Corporation has recorded 100% *of the results of operations and cash flows of these entities.*

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Consolidated Financial Statements. Significant policies and estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition

Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Corporation's proprietary technology are deferred and recognized on a systematic basis over the term of the related collaboration.

Intangible assets

The Corporation's identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on a straight-line basis over the estimated useful life of the technology of seven years. The carrying value of the intangible assets is reviewed annually to determine if there has been an impairment in their value.

Management's Discussion and Analysis

Research and development costs

The Corporation does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entities

The Corporation has majority interests in joint ventures that are funded entirely by the Corporation. These joint ventures are classified as variable interest entities since the Corporation maintains a controlling financial interest. The Corporation has recorded 100% of the results of operations and cash flows of these entities since their inception.

Stock-based compensation

In fiscal 2005, the Corporation adopted the fair value-based method of accounting for stock-based compensation and retroactively applied this method to all employee stock options granted on or after July 1, 2002, and restated prior periods. The effect of retroactively adopting the fair value-based method was to increase general and administrative expenses and the loss for the year by $480,524 and $58,855 for the years ended June 30, 2004 and 2003, respectively, and for the period from inception to June 30, 2004, with corresponding increases to the deficit and contributed surplus. This change had the effect of increasing the annual basic and diluted loss per share by $0.02 in 2004 with no change in 2003.

Income tax valuation allowance

The Corporation and its joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In future of the history of net losses incurred, management is of the opinion that it is not more likely than not that these future tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheets.

OTHER MD&A REQUIREMENTS

Outstanding Share Data as at August 31, 2005:

		Number
Common shares	$ 87 ,430,580	41,412,066
Warrants	$ 5,313,283	10,745,007

Note: If all warrants were to be exercised, 10,745,007 shares would be issued for an aggregate consideration of $26,472,378.

Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

Dated: September 8, 2005

Consolidated Financial Statements

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of YM BioSciences Inc. were prepared by management and have been approved by the Board of Directors of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, include amounts that are based on the best estimates and judgements of management. Financial information presented elsewhere in this annual report is consistent with that in the financial statements and is also the responsibility of management.

The Company maintains systems of internal accounting and administrative controls designed to provide reasonable assurance as to the reliability of the financial information and the safeguarding of assets.

The Board of Directors carries out its responsibilities for financial statements principally through its Audit Committee composed of three Directors. The Audit Committee meets with management numerous times each year and with the external auditors at least once a year to review, among other things, accounting policies, annual financial statements, the results of the external audit examination, and the management's discussion and analysis included in the annual report, and recommends to the Board of Directors approval for issuance to the shareholders.



David G.P. Allan,
Chairman and CEO



Len Vernon,
Director, Finance and Administration

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of YM BioSciences Inc. and subsidiaries (a development stage company) as at June 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2005 and for the period from August 17, 1994 to June 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2005 and for the period from August 17, 1994 to June 30, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada
September 22, 2005

Consolidated Balance Sheets

(Amounts in Canadian dollars, unless otherwise noted)

	2005	2004
		(Restated – note 1(n))
Assets		
Current assets:		
Cash and cash equivalents	$ 686,373	$ 5,493,907
Short-term deposits	29,882,472	14,893,951
Marketable securities (note 3)	4,834	19,715
Accounts receivable and prepaid expenses	1,751,373	463,838
	32,325,052	20,871,411
Capital assets (note 4)	226,698	11,381
Acquired technologies (note 5)	5,648,141	–
	$ 38,199,891	$ 20,882,792
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 2,995,457	$ 993,272
Accrued liabilities	830,158	170,439
	3,825,615	1,163,711
Deferred revenue	534,157	–
Shareholders' equity:		
Share capital (note 7)	87,487,802	59,841,914
Share purchase warrants (note 7)	5,313,283	3,627,239
Contributed surplus (note 7)	1,790,928	569,195
Deficit accumulated during the development stage	(60,751,894)	(44,319,267)
	33,840,119	19,719,081
Commitments (note 10)		
	$ 38,199,891	$ 20,882,792

See accompanying notes to consolidated financial statements.



David G.P. Allan
Director



Tryon Williams
Director

Consolidated Statements of Operations and Deficit accumulated during the development stage

(Amounts in Canadian dollars, unless otherwise noted)

		Years ended June 30,		From inception on August 17, 1994 to
	2005	2004	2003	June 30, 2005
		(Restated – note 1(n))		
Revenue	$ 748,020	$ –	$ –	$ 748,020
Interest income	703,873	347,187	273,232	3,492,291
	1,451,893	347,187	273,232	4,240,311
Expenses:				
General and administrative	6,314,357	3,610,848	1,936,364	21,147,729
Licensing and product development	10,981,950	5,066,569	3,965,385	41,858,337
	17,296,307	8,677,417	5,901,749	63,006,066
Loss before the undernoted	(15,844,414)	(8,330,230)	(5,628,517)	(58,765,755)
Gain on sale of marketable securities	–	638,332	–	638,332
Unrealized loss on marketable securities	(14,881)	–	(1,812,158)	(1,827,038)
Loss before income taxes	(15,859,295)	(7,691,898)	(7,440,675)	(59,954,461)
Income taxes	–	–	–	7,300
Loss for the period	(15,859,295)	(7,691,898)	(7,440,675)	(59,961,761)
Deficit, beginning of period, as restated	(44,319,267)	(36,470,665)	(28,969,893)	–
Cost of purchasing shares for cancellation in excess of book value (note 7)	(573,332)	(156,704)	(60,097)	(790,133)
Deficit, end of period	$ (60,751,894)	$ (44,319,267)	$ (36,470,665)	$ (60,751,894)
Basic and diluted loss per common share	$ (0.47)	$ (0.36)	$ (0.56)	
Weighted average number of common shares outstanding (excludes 2,777,778 common shares held in escrow for contingent additional payment related to the acquisition of DELEX Therapeutics Inc. (note 2))	34,046,450	21,353,479	13,218,177	

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in Canadian dollars, unless otherwise noted)

	Years ended June 30, 2005	2004	2003	From inception on August 17, 1994 to June 30, 2005
		(Restated – note 1(n))		
Cash provided by (used in):				
Operating activities:				
Loss for the period	**$ (15,859,295)**	$ (7,691,898)	$ (7,440,675)	**$ (59,961,761)**
Items not involving cash:				
Depreciation of capital assets	**11,717**	14,910	59,640	**270,664**
Amortization of acquired technologies	**137,760**	–	–	**137,760**
Unrealized loss on marketable securities	**14,881**	–	1,812,158	**1,827,039**
Gain on sale of marketable securities	**–**	(638,332)	–	**(638,332)**
Stock-based compensation	**1,278,955**	500,375	68,820	**1,848,150**
Non-cash issuance of warrants	**192,750**	–	–	**192,750**
Change in non-cash operating working capital:				
Accounts receivable and prepaid expenses	**(367,916)**	(295,651)	21,927	**(831,754)**
Accounts payable and accrued liabilities and deferred revenue	**2,396,216**	841,128	(51,803)	**3,559,927**
	(12,194,932)	(7,269,468)	(5,529,933)	**(53,595,557)**
Financing activities:				
Repayment of debenture (note 2)	**(1,469,425)**	–	–	**(1,469,425)**
Issuance of common shares on exercise of options	**109,318**	1,544,375	–	**1,653,693**
Issuance of common shares on exercise of warrants	**432,402**	222,348	–	**654,750**
Redemption of preferred shares	**–**	–	(80,372)	**(2,630,372)**
Repurchase of common shares	**(779,909)**	(230,379)	(19,390)	**(1,029,679)**
Net proceeds from issuance of shares and special warrants	**18,884,120**	17,047,001	–	**80,654,111**
	17,176,506	18,583,345	(99,762)	**77,833,078**
Investing activities:				
Short-term deposits, net	**(14,988,521)**	(14,893,951)	–	**(29,882,472)**
Proceeds on sale of marketable securities	**–**	1,402,239	–	**1,402,239**
Restricted cash	**–**	–	600,000	**–**
Additions to capital assets	**(27,034)**	(3,724)	(2,361)	**(297,362)**
	(15,015,555)	(13,495,436)	597,639	**(28,777,595)**
Decrease in cash and cash equivalents	**(10,033,981)**	(2,181,559)	(5,032,056)	**(4,540,074)**
Cash assumed on acquisition of DELEX	**5,226,447**	–	–	**5,226,447**
Cash and cash equivalents, beginning of period	**5,493,907**	7,675,466	12,707,522	**–**
Cash and cash equivalents, end of period	**$ 686,373**	$ 5,493,907	$ 7,675,466	**$ 686,373**
Non-cash items:				
Issuance of 3,412,698 common shares on DELEX acquisition	**$ 9,862,697**	$ –	$ –	**$ 9,862,697**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Amounts in Canadian dollars, unless otherwise noted)

YM BioSciences Inc. (the "Company" or "YM") was incorporated on August 17, 1994 under the laws of the Province of Ontario and was continued under the laws of the Province of Nova Scotia on December 11, 2001. The Company is a development stage company. Its long-term viability is dependent on the success of its regulatory submissions and licensing and marketing activities, its ability to obtain additional financing and to earn a sufficient market share once its licensed products are in commercial production. The Company has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes. The licenses grant exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products. During the year, the Company acquired DELEX Therapeutics Inc. ("DELEX")(note 2). DELEX is developing inhalation delivered fentanyl products to treat pain and is advancing AeroLEF™, a proprietary technology for the treatment of acute and breakthrough pain.



Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with generally accepted *accounting principles ("GAAP") in Canada. Significant accounting policies are summarized below:*

(a) *Basis of presentation:*

These consolidated financial statements include the accounts of the Company, its 80% owned joint ventures, CIMYM Inc. (Ontario) and CIMYM Inc. (Barbados), and its wholly owned subsidiary DELEX.

During the year ended June 30, 2004, the Company increased its ownership in CBQYM Inc. from 80% to 100% for nominal consideration. The Company completed the dissolution of CBQYM Inc. in 2005. There are no accounting consequences of this dissolution.

(b) *Revenue recognition:*

Revenue is deemed to be realized and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured.

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration.

(c) *Cash and cash equivalents:*

Cash and cash equivalents are recorded at cost. Cash equivalents consist of highly liquid, held-to-maturity deposits, with terms extending to 90 days from the date of acquisition.

(d) *Short-term deposits:*

Short-term deposits are recorded at cost plus accrued interest and consist of highly liquid, held-to-maturity deposits, with terms extending beyond 90 days from the date of acquisition.

(e) *Marketable securities:*

Marketable securities are recorded at the lower of cost and market value. Market values of shares and warrants held are determined based on their quoted market prices. Losses arising from changes in the market value are included in net earnings or loss for the year.

Notes to Consolidated Financial Statements

1 Significant accounting policies (continued):

(f) *Capital assets:*

Capital assets are stated at cost less accumulated depreciation. Depreciation is provided to amortize the cost of capital assets over their estimated useful lives using the straight-line method over the following periods:

Computer equipment	3 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease

(g) *Intangible assets:*

Acquired technologies being intangible assets with finite lives are amortized over their estimated useful lives of seven years.

(h) *Impairment of long-lived assets:*

The Company reviews the carrying value of intangible assets with finite lives and capital assets for existence of facts or changes in circumstances that might indicate a condition of impairment. An impairment loss would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. No impairment relating to the long-lived assets has been identified by the Company for the three years ended June 30, 2005.

(i) *Development costs:*

To date, all development costs have been expensed. Development costs include costs associated with product development activities, including salaries of scientific and technical staff and payments to third parties for development activities. Development costs that meet specific stringent criteria related to technical, market and financial feasibility are capitalized. To date, none of the development costs have met such criteria.

(j) *Government assistance:*

Government assistance, including investment tax credits received relating to development costs, is reflected as a reduction of the development costs when there is reasonable assurance that the assistance will be received.

(k) *Income taxes:*

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax asset and tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criteria, a valuation allowance is recorded against the future income tax assets.

(l) *Stock-based compensation:*

The Company has a stock option plan for directors, officers, employees and service providers. All stock options issued under the plan have an exercise price equal to the fair market value of the underlying shares on the date of the grant. The Company applies the fair value-based method to all options granted to service providers and to employee stock options granted on or after July 1, 2002. Under the fair value-based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model. Compensation cost is expensed over the service period for service provider awards and over the vesting period for employee awards. The settlement method was used to account for employee stock options granted before July 1, 2002. Under the settlement method, no compensation cost was recognized at the date of grant or recognized over the vesting period. Any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital.

(m) *Use of estimates:*

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(n) *Changes in accounting policies:*

(i) Stock-based compensation:

Prior to July 1, 2004, the Company applied the fair value-based method of accounting prescribed by The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock-based compensation provided to non-employees and applied the settlement method of accounting to stock options granted to employees and directors.

CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, was amended to require entities to account for stock-based compensation to employees using the fair value-based method. In accordance with one of the transitional options permitted under amended Section 3870, the Company retroactively applied the fair value-based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value-based method is to increase general and administrative expenses and the loss for the period by $480,524 and $58,855 for the years ended June 30, 2004 and 2003, respectively, with corresponding increases to the deficit and contributed surplus. This change had the effect of increasing the annual basic and diluted loss per share by $0.02 in 2004 with no change in 2003.

This retroactive change in accounting policy also affected disclosures made in note 8, stock-based compensation, and to note 12, Canadian and United States accounting policy differences.

(ii) Consolidation of variable interest entities:

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG-15"). The guideline is harmonized with Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities ("Fin 46R") and provides guidance for applying the principles in CICA Handbook Section 1590, Subsidiaries, to those entities (defined as variable interest entities ("VIEs") and more commonly referred to as special purposes entities), in which either there is insufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties or the equity investors lack one or more specified essential characteristics of a controlling financial interest (i.e., voting control, an obligation to absorb expected losses or the right to receive expected residual returns). AcG-15 requires consolidation of VIEs by the primary beneficiary. The primary beneficiary is defined as the party which has exposure to the majority of the VIEs expected losses and/or expected residual returns. AcG-15, as amended, is effective for all annual and interim periods beginning on or after November 1, 2004.

Notes to Consolidated Financial Statements



Significant accounting policies (continued):

Effective January 1, 2005, the Company has adopted AcG-15 retroactively since the date of inception of the joint ventures. In accordance with AcG-15, the Company determined that each of its investments in joint ventures is a VIE and the Company is the primary beneficiary since inception of the entities. As set out in note 1(a) of the Company's annual financial statements, the Company proportionately consolidated the joint ventures and made provision for any advances to the joint ventures that did not eliminate on consolidation, such that the Company has recorded 100% of the results of operations and cash flows of these entities since their inception. Accordingly, there is no effect on the Company's financial position or results of operations as a result of the Company retroactively adopting AcG-15 at January 1, 2005.

(o) *New accounting pronouncement:*

(i) Share-based compensation:

In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), Share-Based Payment (which supercedes Statement No. 123) that addresses the accounting for share-based payments transactions in which an enterprise receives employee services in exchange for (i) equity instruments of the enterprise, or (ii) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The new standard eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and instead requires that such transactions be accounted for using a fair value-based method. The new standard is effective for interim or annual periods beginning after June 15, 2005, meaning that an entity must apply the guidance to all employee awards of share-based payment granted, modified, or settled in any interim or annual period beginning after June 15, 2005. The cumulative effect of initially applying this standard, if any, must be recognized as of the required effective date. The Company is reviewing the proposal to determine the potential impact, if any, on its consolidated financial statements.

(ii) Financial instrument:

In January 2005, the CICA issued Section 3855, "Financial Instruments -Recognition and Mesurement." Section 1530, "Comprehensive Income," and Section 3865, "Hedges." The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders' equity will be presented in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be maintained. The company is assessing the impact of the new standards.

(iii) Non-monetary transactions

The CICA has recently issued Section 3831, Non-Monetary Transactions, replacing CICA Section 3830. The new section requires all non-monetary transactions to be measured at fair value of the asset given up or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance approach differs from the prior approach related to the culmination of earnings process as the test for fair value measurement. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction.

The new standard is effective for transactions initiated in fiscal periods beginning on or after January 1, 2006. Early adoption is permitted only as of the beginning of a period starting on or after July 1, 2005. The Company has chosen to early adopt this standard effective August 1, 2005. The Company has assessed the current non-monetary transactions that it currently undertakes and, as a result of its review of past transactions, the new standard is unlikely to have a significant impact to the Company.

2

Acquisition:

On May 2, 2005, the Company completed the acquisition of the outstanding debt payable to the DELEX shareholders and all of the common shares and other securities of DELEX, a privately held Canadian company. The acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of DELEX have been included in the consolidated financial statements of the Company from May 2, 2005, the date of acquisition. Consideration given, which was determined by the fair value of the consideration given at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on their fair values on the date of acquisition as follows:

Assets acquired:		
Cash	$	5,226,447
Accounts receivable and prepaid expenses		79,789
Investment tax credits recoverable		839,830
Capital assets		200,000
Acquired technologies		5,785,901
Future tax assets (net of valuation allowance of $2,201,417)		2,025,065
		14,157,032
Liabilities assumed:		
Debentures		(1,469,425)
Accounts payable and accrued liabilities		(356,554)
Future tax liabilities		(2,025,065)
		(3,851,044)
Net assets acquired	$	10,305,988
Consideration given:		
3,412,698 common shares of YM	$	9,862,697
Acquisition costs		443,291
	$	10,305,988

The consideration allocated to assets acquired and liabilities assumed excludes contingent consideration that could be paid based on the achievement of certain milestones. The Company issued 6,190,476 common shares to DELEX shareholders, in consideration for the outstanding debt payable to DELEX shareholders, and all of the common shares and other securities of DELEX. 4,603,174 of such common shares are to be held in escrow for the benefit of the DELEX shareholders. Of these escrowed shares, 1,825,396 (with a market value of approximately $5,275,000) will be released based on the passage of time in tranches of 456,349 common shares at six, twelve, eighteen and twenty-four months following closing. The remaining 2,777,778 escrowed shares will be released from escrow upon achievement of specific milestones with respect to DELEX technology and will be recorded as additional consideration at the fair value of the Company's common shares at the time of the achievement of the respective milestones: 396,825 common shares upon regulatory approval for a Phase II clinical trial; 634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial. Upon receipt of United States regulatory approval to market a product using DELEX's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former DELEX shareholders.

Notes to Consolidated Financial Statements

2 Acquisition (continued):

In addition, acquisition costs of $175,000 are owed in finder's fees based on achievement of the aforementioned milestones.

The fair value of the YM shares issued is based on the average closing price of YM shares two days before, the day of, and two days after May 2, 2005, the closing date of the acquisition.

3 Marketable securities:

On September 25, 2002, as set out in note 7, the Company issued Class B preferred shares in exchange for 1,100,000 ordinary shares and 220,000 warrants of New Opportunities Investment Trust ("NOIT") as part of the NOIT initial prospectus offering. The cost of the NOIT investment of $2,595,780 was determined with reference to the market value of the Company's Class B preferred shares at that time. Since the date of the original listing of the NOIT shares and warrants on the London Stock Exchange to June 30, 2003, the value of these shares and warrants declined by $1,812,158 with such amount being reflected as a loss in the 2003 consolidated statements of operations. On January 9, 2004, the Company completed a transaction, whereby it sold 1,100,000 ordinary shares of NOIT at their market value of £0.55 (approximately $1.29) per share, resulting in a net gain of $638,332. As at June 30, 2005, the marketable securities consisted of 220,000 share purchase warrants in NOIT that had a market value of $4,834 (2004 - $69,491).

4 Capital assets:

June 30, 2005	**Cost**	**Accumulated depreciation**	**Net book value**
Computer equipment	**$ 149,649**	**$ 127,737**	**$ 21,912**
Furniture and equipment	**284,449**	**79,663**	**204,786**
Leasehold improvements	**45,250**	**45,250**	**–**
	$ 479,348	**$ 252,650**	**$ 226,698**

June 30, 2004	Cost	Accumulated depreciation	Net book value
Computer equipment	$ 132,022	$ 123,394	$ 8,628
Furniture and equipment	75,042	72,289	2,753
Leasehold improvements	45,250	45,250	–
	$ 252,314	$ 240,933	$ 11,381

5 Acquired technologies:

June 30, 2005	Cost	Accumulated amortization	Net book value
Acquired technologies	$ 5,785,901	$ 137,760	$ 5,648,141

6 Consolidation of variable interest entities:

The consolidated financial statements include the Company's share of the revenue and expenses of incorporated joint ventures as follows:

	Years ended June 30, 2005	2004	2003	From inception on August 17,1994 to June 30,2005
General and administrative expenses	**$ 2,188,580**	$ 2,413,500	$ 1,857,887	**$ 13,002,394**
Licensing and product development costs	**706,344**	946,453	1,774,823	**19,462,781**
Loss for the period	**$ 2,894,924**	$ 3,359,953	$ 3,632,710	**$ 32,465,175**

7 Share capital, warrants and contributed surplus:

(a) *Share capital:*

Authorized:

500,000,000 Class A preferred shares

500,000,000 Class B preferred shares, Series 1

500,000,000 Class A non-voting common shares

500,000,000 common shares

Issued:

	Number of shares	Amount
Class B preferred shares, Series 1:		
Balance, June 30, 2002	3,750,000	$ 11,514,407
Issued from treasury (NOIT)	759,000	2,595,780
Shares repurchased for cancellation	(46,200)	(29,329)
Conversion to common shares, June 12, 2003	(4,462,800)	(14,080,858)
Balance, June 30, 2005 and 2004	–	$ –

Notes to Consolidated Financial Statements

7 Share capital, warrants and contributed surplus (continued):

	Number of shares	Amount
Common shares:		
Issued on incorporation, August 17, 1994	7	$ 1
Issued to founding shareholders during fiscal 1996	4,204,250	224,457
Issued on private placement, August 1996	125,009	10,000
Issued on exercise of special warrants, June 1997	4,484,613	13,167,901
Issued on private placement, August 1997	272,250	1,139,366
Issued on private placement, March/April 2000	3,813,840	15,366,701
Issued on exercise of stock options, May 2000	23,125	75,156
Issued pursuant to licensing agreement, November 2000	50,000	450,000
Issued pursuant to licensing agreement, October 2001	25,000	225,000
Balance, June 30, 2002	12,998,094	30,658,582
Conversion of preferred shares, June 12, 2003	4,462,800	14,080,858
Shares purchased for cancellation	(19,000)	(10,336)
Balance, June 30, 2003	17,441,894	44,729,104
Shares repurchased for cancellation	(169,900)	(73,675)
Issued on the exercise of special warrants, February 2004	10,895,658	13,321,181
Issued on exercise of stock options	23,000	44,375
Issued on exercise of warrants	118,939	320,929
Issued on exercise of compensation options	375,000	1,500,000
Balance, June 30, 2004	28,684,591	59,841,914
Shares repurchased for cancellation	(300,500)	(206,577)
Issued on exercise of special warrants, September 30, 2004	6,601,588	17,390,826
Issued on exercise of options	61,110	166,540
Issued on exercise of warrants	124,801	432,402
Issued on acquisition of DELEX, May, 2005	3,412,698	9,862,697
Balance, June 30, 2005	**38,584,288**	**$ 87,487,802**

(a) *Share capital:*

In addition, at June 30, 2005, 2,777,778 common shares have been placed in escrow for contingent payments related to the DELEX aquisition. These escrowed shares will be valued based upon their fair market value at the time of resolution of the related milestone contingency (note 2).

During the year ended June 30, 2003, the Company purchased for cancellation 46,200 Class B preferred shares, Series 1 and 19,000 common shares under a normal course issuer bid, at a total cost of $99,762. The excess of $60,097 over the book value of the shares was charged to deficit. On June 12, 2003, the Class B preferred shares, Series 1 automatically converted into common shares on a one-for-one basis.

During the year ended June 30, 2004, the Company purchased for cancellation 169,900 common shares under a normal course issuer bid, at a total cost of $230,379. The excess of $156,704 over the book value of the shares was charged to deficit.

On September 30, 2004, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 6,601,588 units at a price of $3.15. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at a price of $3.75 for a period of 36 months. Total proceeds amounted to $20,795,002, less issuance costs of $1,822,695. The net proceeds were allocated on a relative fair value basis of $17,390,826 to common stock and $1,581,481 to share purchase warrants using the Black-Scholes fair value option pricing model. Issuance costs include underwriter's warrants to acquire an additional 462,211 units at a price of $3.15 per unit for a period of 36 months from the date of closing with a fair value of $360,447.

During the year ended June 30, 2005, the Company purchased for cancellation 300,500 common shares under a normal course issuer bid, at a total cost of $779,909. The excess of $573,332 over the book value of the shares was charged to deficit.

(b) *Special warrants:*

On December 15, 2003, the Company completed the sale of 10,895,658 special warrants by way of a private placement. Each special warrant sold for $1.75 and entitled the holder to receive one common share and one-half of a share purchase warrant to purchase one additional common share. As part of the consideration for arranging the private placement, the Company also issued 1,089,566 special warrants entitling agents to receive a share purchase warrant to purchase one additional common share.

Total proceeds amounted to $19,067,402, less issuance costs of $2,990,115. The share purchase warrants were recorded at fair value of $3,725,820 determined using the Black-Scholes option pricing model. On February 17, 2004, pursuant to a prospectus filed with the Ontario Securities Commission, the special warrants were automatically exercised and the Company issued 10,895,658 common shares and 5,447,829 share purchase warrants which are exchangeable with $2.50 for one common share for five years and 1,089,566 share purchase warrants to agents which are exchangeable with $1.75 for one common share for five years.

(c) *Share purchase warrants:*

The Company has issued warrants for the purchase of common shares, for a specified price for a specific period of time. Nominal value was ascribed to the warrants issued prior to June 30, 2002. Warrants issued after that date have been valued on a relative basis using the Black-Scholes fair value option pricing model. The following table contains information regarding the warrants to acquire common shares outstanding as of June 30, 2005. As of June 30, 2005, all outstanding warrants were exercisable.

	Number of shares	Weighted average exercise price	Amount
Outstanding, June 30, 2002 and 2003	3,020,669	$ 4.50	$ –
Issued February 2004 on exercise of special warrants at relative fair value	5,447,829	2.50	2,756,106
Issued February 2004 on exercise of special agent warrants at fair value	1,089,566	1.75	969,714
Exercised	(118,939)	1.87	(98,581)
Expired	(2,613,725)	4.50	–
Outstanding, June 30, 2004	6,825,400	2.53	$ 3,627,239
Expired/adjusted	(49,553)	9.00	–
Exercised	(124,801)	1.82	(88,187)
Issued pursuant to financing	3,993,961	2.37	1,581,481
Issued in exchange for services	100,000	3.15	192,750
Outstanding, June 30, 2005	10,745,007	2.93	$ 5,313,283

Notes to Consolidated Financial Statements

7 Share capital, warrants and contributed surplus (continued):

As at June 30, 2005:

Range of exercise price	**Number outstanding**	**Weighted average remaining contractual life (years)**
$1.75	**964,566**	**3.46**
$2.50	**5,416,390**	**3.46**
$3.15	**100,000**	**2.50**
$3.35	**544,137**	**2.25**
$3.75	**3,350,470**	**2.25**
$4.00	**125,000**	**1.00**
$4.50	**244,444**	**0.25**

(d) *Contributed surplus:*

Balance, June 30, 2002	$	–
Stock-based compensation		68,820
Balance, June 30, 2003		68,820
Stock-based compensation		500,375
Balance, June 30, 2004		569,195
Stock-based compensation		1,278,955
Exercise of options		(57,222)
Balance, June 30, 2005	**$**	**1,790,928**

8 Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The option exercise prices range from $1.50 to $4.50.

Compensation cost recognized as an expense during the year for stock-based employee compensation awards was $1,278,955 (2004 - $480,524; 2003 - $58,855). Compensation cost recognized related to non-employee options granted during the year was nil (2004 - $19,850; 2003 - $9,966).

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

Issue date	**2005**	2004
Number of options of issued	**860,487**	825,620
Risk-free interest rate	**3.0% - 4.3%**	3.2% - 4.43%
Volatility factor	**120%**	86% - 120%
Contractual life of options	**1/8 - 10 years**	5 - 10 years
Vesting period (months)	**Immediately to 24**	12 - 40
Weighted average fair value of options granted	**$ 1.96**	$ 1.17
Fair value of options	**$ 1,685,240**	$ 510,375

The following tables reflect the activity under the stock option plan for the years ended June 30, 2005 and 2004 and the share options outstanding at end of year:

	2005		2004	
	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding, beginning of year	2,523,252	$ 2.80	1,727,132	$ 3.34
Granted	860,487	3.11	825,620	1.64
Cancelled/forfeited	(153,299)	3.05	(6,500)	2.94
Exercised	(61,110)	1.79	(23,000)	1.93
Outstanding, end of year	3,169,330	2.92	2,523,252	2.80
Exercisable, end of year	2,165,673	$ 3.09	1,604,151	$ 3.40

As at June 30, 2005:

	Options outstanding			Options exercisable	
Range of exercise price	**Number outstanding**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**	**Number exercisable**	**Weighted average exercise price**
$1.75	1,032,810	8.0	$ 1.75	668,662	$ 1.75
$2.00	60,000	7.8	2.00	39,000	2.00
$2.10	50,000	8.8	2.10	33,333	2.10
$2.50	136,000	6.5	2.50	95,450	2.50
$2.75	35,000	9.4	2.75	11,667	2.75
$3.15	806,938	9.8	3.15	268,979	3.15
$3.25	366,250	2.2	3.25	366,250	3.25
$4.00	12,500	2.4	4.00	12,500	4.00
$4.50	669,832	2.5	4.50	669,832	4.50
$1.75 - $4.50	3,169,330	7.0	2.92	2,165,673	3.09

As at June 30, 2004:

	Options outstanding			Options exercisable	
Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.50	25,000	0.2	$ 1.50	25,000	$ 1.50
$1.75	1,080,620	8.0	1.75	316,698	1.75
$2.00	60,000	8.8	2.00	21,000	2.00
$2.10	50,000	9.8	2.10	16,667	2.10
$2.50	167,500	7.7	2.50	74,050	2.50
$3.25	425,300	3.0	3.25	425,300	3.25
$4.00	12,500	3.4	4.00	12,500	4.00
$4.50	702,332	5.5	4.50	712,936	4.50
$1.50 - $4.50	2,523,252	6.4	2.80	1,604,151	3.40

Notes to Consolidated Financial Statements

9 Out-licensing agreements:

(a) On July 13, 2004, the Company entered into a License, Development, Manufacturing and Supply Agreement concerning two of its products. Under the terms of this agreement, the existing license agreement is suspended and in consideration for the suspension of the existing license, the Company is entitled, subject to several terms and conditions, to receive four payments of U.S. $250,000 over the period ending December 31, 2005. The Company has no continuing involvement in the research and development of these products and has no obligations under the development plan established by the out-licensing agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of further development activities and regulatory approval. The Company retains an interest in revenue from the manufacture and marketing of the products or from their sub-licensing. During the period ended June 30, 2005, two of the four payments were received, the specific terms and conditions were satisfied and, accordingly, the amount was reflected in revenue.

(b) On January 26, 2005, the Company entered into a License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is required to supply the units of licensed product required for the development program. Under the terms of the agreement, the Company received a license fee of U.S. $500,000, which is being deferred and amortized to income over a 36-month period, the expected term of the Company's obligations under the agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.

During the year ended June 30, 2005, the Company recognized $86,154 of the license fee received.

(c) On June 13, 2005, the Company entered into a License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is not required to fund any development in the licensed territory. Under the terms of the agreement, the Company is entitled to receive a license fee of €300,000. The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercialized sale of the developed product.

During the year ended June 30, 2005, the Company did not recognize any revenue pertaining to this agreement.

10 Commitments:

The Company has entered into a clinical research services contract dated March 2004 for management services relating to a clinical trial involving up to 700 patients and 67 sites. The contract is expected to be completed by December 31, 2006; however, this is subject to change. The Company can terminate this contract by providing 30 days' notice and a penalty of 10% of any remaining commitment.

The Company entered into a similar contract dated December 2004 relating to a clinical trial involving 30 patients at two sites, at an expected cost of £194,527 ($448,093). The cost was estimated based on 30 patients and will not be exceeded without the Company's approval. Either party may cancel the contract with 30 days' notice, in which case, the Company would pay for cost to date plus a penalty equal to 10% of the remainder of the contract price.

The Company entered into a similar contract dated June 2005 relating to a clinical trial involving 30 patients at two sites, at an expected cost of £344,000 ($756,000). The cost was estimated based on 30 patients and will not be exceeded without the Company's approval. Either party may cancel the contract with 30 days' notice, in which case, the Company would pay for cost to date plus a penalty equal to 10% of the remainder of the contract price.

The Company has entered into contracts for pre-clinical and other studies totalling approximately $935,000, of which approximately $230,000 has been paid.

The Company leases premises under a five-year lease that expires in January 2008. Under the terms of the lease, the Company can terminate the lease at any time with six months notice plus a penalty of two months rent. The Company also leases premises under a one-year lease that expires in February 2006.

Annual minimum payments under these operating leases for the next three years from June 30, 2005 are as follows:

2006	$ 101,700
2007	58,636
2008	35,560
	$ 195,896

11 Income taxes:

(a) The tax effect of temporary differences that give rise to significant portions of future tax assets and future tax liabilities as at June 30 are as follows:

	2005	2004
Future tax assets:		
Capital assets	$ 50,000	$ 38,000
Capital loss carryforward	148,000	152,000
Eligible capital expenditures	46,000	30,000
Marketable securities	60,000	60,000
Non-capital losses - Barbados	468,000	547,000
Non-capital losses - Canada	12,182,000	4,117,000
Scientific research and experimental development expenses and credits	3,984,000	767,000
	16,938,000	5,711,000
Future tax liabilities:		
Acquired technologies	(1,977,000)	–
	14,961,000	5,711,000
Less valuation allowance	14,961,000	5,711,000
Net future tax asset	$ –	$ –

(b) The Company has available Canadian and Barbadian non-capital loss carryforwards totalling approximately $34,392,000 and $18,727,000, respectively. These losses expire as follows:

	Canada	Barbados
2006	$ 660,000	$ 386,000
2007	1,314,000	1,379,000
2008	4,079,000	1,245,000
2009	3,787,000	2,931,000
2010	2,115,000	4,323,000
2011	–	3,048,000
2012	–	2,170,000
2013	1,166,000	1,182,000
2014	7,125,000	2,063,000
2015	14,146,000	–
	$ 34,392,000	$ 18,727,000

Notes to Consolidated Financial Statements

11 Income taxes (continued):

(c) The Company has approximately $6,586,000 (2004 - $2,113,000) of unclaimed development costs that may be claimed against future taxable income.

(d) The Company has accumulated net capital losses for tax purposes of approximately $843,000 which may be carried forward and used to reduce taxable capital gains in future years.

(e) The Company performs certain activities that result in investment tax credits ("ITC") that can be used to offset future Canadian federal taxes payable and Ontario innovation tax credits ("OITC") that are payable in cash from the Province of Ontario. The Company does not accrue the federal ITC as it can only be used to offset future taxes payable and the Company has not recorded any tax assets to date. The ITCs expire as follows:

2010	$ 25,000
2011	261,000
2012	370,000
2013	328,000
2014	282,000
2015	245,000
	$ 1,511,000

The Company does accrue and record cash refundable OITC amounts directly against development expenses where there is reasonable assurance that the assistance will be realized. During the year, the Company received cash refundable OITC claims for fiscal years 2004 and 2003 in the aggregate amount of $206,041. The Company has also accrued an OITC refund for 2005 based on development expenditures. At June 30, 2005, an amount of $1,219,030 (2004 - nil) is receivable, including a receivable of $839,830 related to the acquisition of DELEX (note 2).

	2005	2004	2003
Gross development expenses	**$ 11,567,191**	$ 5,495,898	$ 4,075,948
OITC refunds	**(585,241)**	(429,329)	(110,563)
Licensing and product development expenses	**$ 10,981,950**	$ 5,066,569	$ 3,965,385

12 Canadian and United States accounting policy differences:

The Company's consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in certain respects from those applied in the United States. The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

(a) *Development stage enterprise:*

United States GAAP requires certain additional disclosures for development stage enterprises. These require cumulative amounts from the enterprise's inception be presented. For ease of presentation, these disclosures have been disclosed in the consolidated statements of operations and deficit and cash flows and note 7 to these consolidated financial statements as appropriate.

(b) *Statement of income (loss) and comprehensive income (loss):*

The following table reconciles loss for the period as reported in the consolidated statements of operations and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with United States GAAP.

	2005	2004	2003
Loss for the period based on Canadian GAAP	**$ (15,859,295)**	$ (7,691,898)	$ (7,440,675)
Unrealized gain (loss) on marketable securities (i)	**(49,776)**	49,776	–
Reversal of stock-based compensation expense for employee awards (ii)	**1,278,955**	480,524	58,855
Reversal of capitalization of acquired technologies (iii)	**(5,785,901)**	–	–
Amortization of acquired technologies (iii)	**137,760**	–	–
Loss for the period and comprehensive loss based on United States GAAP	**$ (20,278,257)**	$ (7,161,598)	$ (7,381,820)
Basic and diluted loss per share (iv)	**$ (0.60)**	$ (0.34)	$ (0.56)
Weighted average number of common shares outstanding (excludes 2,777,778 common shares held in escrow for contingent additional payment related to the acquisition of DELEX (note 2)	**34,046,450**	21,353,479	13,218,177

(i) Canadian GAAP requires that marketable securities be recorded at the lower of cost and market value and does not permit the written-down value to be adjusted upward for subsequent recoveries of market value. The marketable securities held by the Company are classified as trading securities in accordance with FASB Statement 115, Accounting for Certain Investments in Debt and Equity Securities. Under United States GAAP, these securities are measured at market value each period end and any unrealized holding gains and losses are reported in the consolidated statements of operations and deficit. During the year ended June 30, 2003, the Company recognized a charge of $1,812,158 for an other than temporary decline in market value and, accordingly, there was no difference in the carrying amount of the marketable securities under United States GAAP and Canadian GAAP. During the years ended June 30, 2005 and 2004, the unrealized (decrease) increase in market value of securities held was $(49,776) and $49,776, respectively. This amount has been recognized as an unrealized gain for United States GAAP purposes with a corresponding increase in investments and shareholders' equity under United States GAAP.

Notes to Consolidated Financial Statements

12 Canadian and United States accounting policy differences (continued):

(ii) As set out in note 1(n), under Canadian GAAP, the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002 retroactively, and has restated amounts previously reported. Under United States GAAP, the Company continues to apply the intrinsic value method in accordance with APB Opinion No. 25 and, accordingly, stock compensation expense for employee awards recorded for Canadian GAAP purposes of $1,278,955, $480,524 and $58,885 for the years ended June 30, 2005, 2004 and 2003, respectively, has been reversed for United States GAAP purposes.

(iii) Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs. The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use. Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives.

(iv) Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

(c) Consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented. Shareholders' equity under United States GAAP is as follows:

	Warrants and share capital	Deficit accumulated during the development stage	Additional paid in capital	Accumulated other comprehensive income	Total
Balance, June 30, 2003	$ 44,729,104	$ (36,411,810)	$ 9,965	$ –	$ 8,327,259
Special warrants issue	17,047,001	–	–	–	17,047,001
Issued on stock options	44,375	–	–	–	44,375
Issued on warrants	222,348	–	–	–	222,348
Issued on compensation options	1,500,000	–	–	–	1,500,000
Shares repurchased for cancellation	(73,675)	(156,704)	–	–	(230,379)
Stock-based compensation	–	–	19,851	–	19,851
Loss for the year	–	(7,161,598)	–	–	(7,161,598)
Total shareholders' equity under U.S. GAAP, June 30, 2004	63,469,153	(43,730,112)	29,816	–	19,768,857
Special warrants issue	18,972,307	–	–	–	18,972,307
Issued on options	166,540	–	–	–	166,540
Issued on warrants	536,965	–	–	–	536,965
Shares repurchased for cancellation	(206,577)	(573,332)	–	–	(779,909)
Issued on acquisition of DELEX	9,862,697	–	–	–	9,862,697
Loss for the year	–	(20,278,257)	–	–	(20,278,257)
Total shareholders' equity under U.S. GAAP, June 30, 2005	**92,801,085**	**(64,581,701)**	**29,816**	**–**	**28,249,200**
Stock compensation expense	**–**	**(1,818,334)**	**1,761,112**	**–**	**(57,222)**
In process research and development acquired	**–**	**5,785,901**	**–**	**–**	**5,785,901**
Amortization of in process research and development acquired	**–**	**(137,760)**	**–**	**–**	**(137,760)**
Total shareholders' equity under Cdn. GAAP, June 30, 2005	**$ 92,801,085**	**$ (60,751,894)**	**$ 1,790,928**	**$ –**	**$ 33,840,119**

Notes to Consolidated Financial Statements

12 Canadian and United States accounting policy differences (continued):

United States GAAP requires the disclosures of a consolidated statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders. There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP, except as disclosed for loss for the period under United States GAAP.

(d) *Pro forma stock option disclosure:*

United States GAAP requires the disclosure of the pro forma impact of options granted that have not been recognized as an expense. The compensation cost for these options is determined under the fair value method for awards granted on or after July 1, 1995, and is outlined in the following table:

	2005	2004	2003
Options granted	**852,987**	798,120	587,500
Weighted average fair value of options granted	**$ 1.96**	$ 1.17	$ 1.28
Loss for the period, as reported	**$ (20,278,257)**	$ (7,161,598)	$ (7,381,820)
Pro forma loss for the period	**$ (21,566,804)**	$ (7,774,072)	$ (7,688,189)
Pro forma basic and diluted loss per share	**$ (0.63)**	$ (0.36)	$ (0.58)

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the assumptions set out in note 8 for the period from July 1, 2002 to June 30, 2004 and the following assumptions for grants made during the period preceding July 1, 2002:

Risk-free interest rate	4.11% - 5.66%
Dividend yield	–
Volatility factor	50% - 120%
Expected life of options	5 - 10 years
Vesting period (months)	Immediately to 40 months

(e) *Investment tax credits:*

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. United States GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on the loss for the period as a result of this GAAP difference. Investment tax credits recognized are as follows:

2005	2004	2003	From inception on August 17, 1994 to June 30, 2005
$ 585,241	$ 429,329	$ 110,563	$ 2,378,914

(f) *Income taxes:*

Canadian GAAP requires that future income taxes are calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. United States GAAP does not permit the use of substantively enacted rates. As a full valuation allowance has been recorded against all future tax assets, the future tax assets and valuation allowances are also different as a result of Canadian/United States GAAP loss differences.

The future tax assets and related valuation allowances as would have been calculated using United States GAAP are approximately $16,938,000, $5,698,000 and $2,988,000, respectively, for the years ended June 30, 2005, 2004 and 2003.

(g) *Acquisition of DELEX:*

The following pro forma financial information reflects the results of operations of the Company as if the acquisition of DELEX had taken place on July 1, 2002. The pro forma financial information is not necessarily indicative of the results as it would have been if the acquisition had been effected on the assumed date and is not necessarily indicative of future results.

	2005	2004	2003
Pro forma revenue	**$ 1,459,422**	$ 411,830	$ 375,922
Pro forma loss	**(16,592,546)**	(10,256,790)	(17,760,879)
Pro forma basic and diluted loss per share	**(0.49)**	(0.41)	(1.07)

13 Financial instruments:

The fair values of cash and cash equivalents, short-term deposits, accounts receivable, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

Directors and Management

Board of Directors

David G.P. Allan
Chairman & CEO

Thomas I.A. Allen, QC[1][2][3]
Partner, Ogilvy Renault

Mark Entwistle[3]
Founder, Societas Consulting Inc.

John Friedman[3]
Managing Partner,
Easton Hunt Capital Partners
Co-Chairman of President's Council,
Cold Spring Harbor Laboratory

Dr. Henry Friesen, C.C.
Distinguished Professor Emeritus,
University of Manitoba
Chairman, Genome Canada (2000-2005)

Dr. Julius Vida[2]
President, Vida International
Pharmaceutical Consultants
Former Vice President, Licensing,
Bristol-Myers Squibb

Dr. Gilbert Wenzel
President & CEO, Quisisana AG
Former Head of Global Strategy,
Novartis AG

Tryon Williams[1][2]
Chairman, CellStop International Limited
Adjunct Professor,
University of British Columbia

[1] Audit Committee
[2] Corporate Governance and
Nominating Committee
[3] Compensation Committee

Management of the Company

David G.P. Allan
Chief Executive Officer

Scott Bentham, B.Sc., M.Sc.
Associate Director, Manufacturing

José Cevallos, M.D.
Clinical Operations Manager

Jodi Dickstein, Ph.D.
Regulatory Affairs Associate

Scott Duncan, B.Sc.
Senior Advisor, Intellectual Property

Jennifer Ellis
Regulatory Affairs

Paul M. Keane,
M.D., F.R.C.P.C., F.A.C.P., F.R.C. Path,
Director, Medical Affairs

David A. Kennard, Ph.D., MBA
Director, European Operations

Carolyn J. McEwen, B.A.
Investor Relations

Diana Pliura, Ph.D.
President & CEO, DELEX Therapeutics

German Rogés, M.D., Ph.D.
Country Manager, Director of Operations

Vincent A. Salvatori, Ph.D.
Executive Vice President

Jennifer Seibert, M.Sc., MBA
Director, Intellectual Property

Igor A. Sherman, Ph.D.
Director, Clinical Research

Sean Thompson, B.Sc.
Director, Corporate Development

Len Vernon, B.Sc., C.A.
Director, Finance & Administration

Mark Vincent, M.D.
Director, Investigational Oncology

Andrew Yoshioka, B.Sc.
Director, Product Development,
DELEX Therapeutics

Clinical and Scientific Advisory Board

Corporate Information

Head Office

YM BioSciences Inc.
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, Ontario
L4W 4Y4
Tel: 905.629.9761
Fax: 905.629.4959
E-mail: ir@ymbiosciences.com
Website: www.ymbiosciences.com

Corporate Counsel

Heenan Blaikie LLP
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
P.O. Box 185
Toronto, Ontario
M5J 2J4

Torys LLP
237 Park Avenue
New York, NY
10017-2142

Investor Relations

Carolyn McEwen, B.A.
Tel: 905.629.9761
E-mail: ir@ymbiosciences.com

James Smith, M.Sc.Eng.
The Equicom Group Inc.
Tel: 416.815.0700 x229
Fax: 416.815.0080
E-mail: jsmith@equicomgroup.com

Thomas Fechtner
The Trout Group
Tel: 212.477.9007 x31
Fax: 212.460.9028
E-mail: tfechtner@troutgroup.com

Stock Symbols

TSX – YM
AIM – YMBA
AMEX – YMI

Auditors

KPMG LLP
Yonge Corporate Centre
4100 Yonge Street, Suite 200
Toronto, Ontario
M2P 2H3

Transfer Agent

CIBC Mellon Trust Company
320 Bay Street, P.O. Box 1
Toronto, Ontario
M5H 4A6

Annual and Special Meeting
To be held on Thursday,
November 17, 2005 at 10:00 a.m. at:
TSX Broadcast & Conference Centre
The Exchange Tower
130 King Street West,
Toronto,
Ontario, M5X 1J2

Important Information

First quarter (6/01/04 – 9/30/04)	Second quarter (10/01/04 – 12/31/04)	Third quarter (1/01/05 – 3/31/05)
Agreement approved by US Treasury under which Cancervax will develop three drugs that had been licensed to YM BioSciences. YM received a license fee and retains a royalty interest in two products	Lists shares for trading on the American Stock Exchange (AMEX)	Nimotuzumab produces 35.3% overall response rate in European Phase II monotherapy paediatric glioma trial
Nimotuzumab designated an Orphan Drug for the treatment of glioma in the EU	Completes bought deal financing for gross proceeds of more than $20 million	Partners with Shin Poong Pharma of Seoul, South Korea to develop tesmilifene for stomach cancer
	Oncoscience AG, YM's European development partner for nimotuzumab, initiates rolling Phase I/II trial in metastatic pancreatic cancer	YM partner Oncoscience AG develops an IND to conduct pivotal trial in paediatric glioma
	Nimotuzumab designated an Orphan Drug by FDA for the treatment of glioma	Nimotuzumab subject to investigator-sponsored IND from FDA for treatment of child with advanced glioma
	Cleared to commence Phase II trial for tesmilifene in combination with Taxotere	Nimotuzumab approved for sale in China after pivotal Phase II trial by the drug's licensee for China reports positive results in squamous cell nasopharyngeal carcinoma

Performance Indicators

Fourth quarter (7/01/05 – 9/30/05)	Subsequent to fiscal 2005
Acquired DELEX Therapeutics and its Phase II inhaled fentanyl product, AeroLEF™, for acute pain including breakthrough cancer pain	Completing enrolment for tesmilifene pivotal Phase III trial in metastatic and recurrent breast cancer
Published updated survival results for the completed tesmilifene "MA.19" Phase III metastatic and recurrent breast cancer trial in the Proceedings of the 2005 ASCO meeting	Cleared by Heath Canada to initiate Phase IIb trial for AeroLEF™
Reported positive results in poster at 2005 ASCO meeting for nimotuzumab in combination with radiation in open label Phase I/II trial in adults with brain cancer	Nimotuzumab Clinical Trial Application for Phase I/II non-small cell lung cancer trial cleared by Health Canada
Achieved primary objective with Norelin™ study	Acquired promising group of pre-clinical small molecule chemopotentiators from the University of Saskatchewan
Partnered with Kuhnil Pharmaceutical Company of Seoul, South Korea to develop nimotuzumab for non-small cell lung cancer	

The chart below reports the number of patients enrolled in YM's pivotal Phase III tesmilifene trial at the end of each month since its initiation in March 2004. The 700 patient trial for women with metastatic or recurrent breast cancer was nearing complete enrolment in September 2005. More than 100 clinical sites around the world are participating in the trial. The first planned interim analysis of patient data, which could lead to approval for the drug, should occur in mid-2006.



800
700
600
500
400
300
200
100
0
04
30 April
31 May
30 June
31 July
31 August
30 September
31 October
30 November

Tesmilifene pivotal Phase III trial enrolment chart


Sites Active
Patients Screened
Patients Randomised
05
31 December
31 January
28 February
31 March
30 April
31 May
30 June
31 July
31 August

Clinical Stage Product	Research	Pre-clinical	
Tesmilifene (DPPE)			
Metastatic and Recurrent Breast Cancer *Completed*			
Metastatic and Recurrent Breast Cancer *Current*			
Hormone-Refractory Prostate Cancer *Completed*			
Metastatic and Recurrent Breast Cancer – Taxotere *Planned*			
Stomach *Planned*			
Hormone-Refractory Prostate Cancer *Planned*			
Nimotuzumab			
Head and Neck *Completed*			
Paediatric Brain Monotherapy *Completed*			
Metastatic Pancreatic *Current*			
Pharmacodynamic Study *Current*			
Paediatric Glioma *Planned*			
Adult Glioma *Planned*			
NSCLC – Phase I/II *Planned*			
AeroLEF™			
Severe to Moderate Post-Surgical Pain – Phase IIa *Completed*			
Severe to Moderate Post-Surgical Pain – Phase IIb *Planned*			
Norelin™			
HS Prostate *Completed*			
HS Prostate *Completed*			

Product Pipeline

Phase I | Phase II | Phase III | Pivotal



nimotuzumab
Non-Small Cell Lung Cancer
Patients unfit for chemotherapy
tesmilifene
Metastatic & Recurrent Breast Cancer
Lung Cancer
172,600 new US cases/year
Breast Cancer
212,900 new US cases/year
Brain Cancer
in Children and Adults
18,500 new US cases/year
tesmilifene
Stomach Cancer
21,900 new US cases/year
125,000 in Japan
58,000 in Korea
Head & Neck Cancer
55,000 new US cases/year
Pancreatic Cancer
32,200 new US cases/year